Mail Stop 3561						September 22, 2005

Michael Eyre
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

	Re: 	Shepard Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed September 7, 2005
		File No. 333-124632

Dear Mr. Eyre:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

2.Summary of Significant Accounting Policies

d) Foreign Currency Translation, page 35
1. We read your response to comment 3 from our letter dated July
21,
2005. You indicate on page 35 that gains or losses on foreign currency translation are included in the statement of operations. Please revise your disclosure to indicate that such gains or losses are not included in determining net income but are reported in other comprehensive income or tell us why such revision is unnecessary. Please refer to paragraph 13 of SFAS 52.

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.


      You may contact David DiGiacomo, Staff Accountant, at (202)
551-
3319 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief at (202) 551-
3214,
or me at (202) 551-3725 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Michael Eyre
	Shepard Inc.
	Fax:  (604) 688-8872


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Michael Eyre
Shepard Inc.
September 22, 2005
Page 2